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                                                                    EXHIBIT 99.7

       [FORM OF LETTER TO COMMON STOCKHOLDERS WHO ARE BENEFICIAL HOLDERS]

                      [LETTERHEAD OF HANOVER DIRECT, INC.]


                                                                   JULY 19, 1996


To Our Shareholders:


     Hanover Direct, Inc. is distributing to the holders of its outstanding Common Stock, at no cost, Rights to purchase additional shares of Common Stock
in a Rights Offering. Shareholders will receive .   Rights for each share of
Common Stock held by them as of the close of business on Thursday, July 18, 1996. Each whole right will entitle the holder thereof to a Subscription
Privilege to purchase one share of Common Stock at $[          ] per share.



     Your bank or broker has received on your behalf a Subscription Certificate
evidencing .   transferable Rights for each share of Common Stock that you owned at the close of business on Thursday, July 18, 1996. Your Rights may be exercised, transferred or sold by instructing your bank or broker as explained more fully in the accompanying Instructions. If you choose to exercise your Rights, your bank or broker must submit payment in full of the Subscription Price and appropriate documentation to the Subscription Agent no later than 5:00 p.m., New York City time, on Friday, August 16, 1996.


     The enclosed Prospectus provides the details of the Rights Offering and important information concerning the Company and the Common Stock being offered. Please read it carefully.


     YOU ARE URGED TO ACT PROMPTLY. THE RIGHTS OFFERING AND THE RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, AUGUST 16, 1996.


                                          Very truly yours,

                                          RAKESH K. KAUL
                                          President and Chief Executive Officer